Exhibit 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Years ended December 31,
	2002		2001		2000		1999		1998
Income before discontinued operations and extraordinary items	$50,058		$53,644		$61,198		$80,110		$60,253
Add:
Portion of rents representative of the interest factor	691		794		866		928		569
Minority interests	2,914		3,599		3,267		4,607		1,541
Loss on equity investment in joint venture	—		254		111		—		—
Interest on indebtedness	132,941		144,379		156,040		153,748		106,238

Earnings	$186,604		$202,670		$221,482		$239,393		$168,601

Fixed charges and preferred stock dividend:
Interest on indebtedness	$132,941		$144,379		$156,040		$153,748		$106,238
Capitalized interest	931		2,925		3,650		5,153		3,360
Portion of rents representative of the interest factor	691		794		866		928		569

Fixed charges	134,563		148,098		160,556		159,829		110,167

Add:
Preferred stock dividend	27,424		31,190		36,891		37,714		23,593

Combined fixed charges and preferred stock dividend	$161,987		$179,288		$197,447		$197,543		$133,760

Ratio of earnings to fixed charges	1.39	x	1.37	x	1.38	x	1.50	x	1.53	x
Ratio of earnings to combined fixed charges and preferred stock dividend	1.15	x	1.13	x	1.12	x	1.21	x	1.26	x